

January 27, 2016

Via E-mail
Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan, R.O.C.

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed January 26, 2016**
> **File No. 005-79592**

Dear Ms. Chen:

We have reviewed your filing and have the following comment.

Recommendation

1. We note the response to prior comment 1. Under Rule 14e-2(a), the company's statement of position must take one of three forms, namely, that the company: recommends acceptance or rejection of the offer; expresses no opinion and remains neutral toward the offer; or is unable to take a position with respect to the offer. In this case, having stated that the offer is unfair and significantly risky, and that the offer price is unreasonable, the company is not remaining neutral towards the offer and has taken a position with respect thereto. Please therefore make the statement required by Rule 14e-2(a)(1) or provide a legal analysis supporting the position that the company has complied with the rule, citing all relevant legal authority. Refer to SEC Release No. 34-16384 (November 29, 1979).

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP